UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of Registrant’s name into English)

Zürichstrasse 38

8306 Brüttisellen

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Facilities Agreement Waiver

On February 3, 2021, to preserve financial flexibility in light of the ongoing COVID-19 pandemic, Global Blue Group Holding AG (the “Company”) obtained a waiver from its lenders (the “Lenders”) under the facilities agreement dated 25 October 2019 (as amended by an amendment letter dated 14 January 2020) between, among others, the Company and RBC Europe Limited as agent (the “Facilities Agreement”).

The waiver provides that the semi-annual total net leverage financial covenant under the Facilities Agreement shall not be tested on the first two test dates, which would have been 30 September 2021 and 31 March 2022 as originally envisaged by the Facilities Agreement. The financial covenant will now instead be tested for the first time on 30 September 2022.

In connection with the Lenders’ agreeing to the terms of the waiver, the Company agreed that for the period from (and including) 30 September 2021 to (and excluding) 30 September 2022 (the “Waiver Period”), the Company shall ensure that the liquidity (being the aggregate amount of cash and cash equivalents of the Group and the aggregate amount available to the Company and its subsidiaries (the “Group”) on a committed or uncommitted basis for utilisation under any facilities or other debt or equity financing) on the last day of each calendar month (or, if such day is not a business day, then on the next succeeding business day) shall not be less than €35,000,000 (the “Liquidity Condition”).

The Liquidity Condition shall cease to apply if the revenues of the Group for any calendar month first being equal to or more than an amount equal to 40% of the revenues of the Group for the pre-COVID-19 period, namely the corresponding calendar month during the period from (and including) 1 February 2019 to (and including) 31 January 2020. If the Liquidity Condition is not met, the Company can cure a breach of the Liquidity Condition with the proceeds of equity or subordinated debt contributions or any other source available to the Group.

The Company has also agreed that it will deliver to the agent under the Facilities Agreement for distribution to the Lenders, a copy of any unaudited consolidated financial statements of the Group for any financial quarter ending during the period from (and including) 3 February 2021 to the last date of the Waiver Period which are publicly filed by the Company and made available to its shareholders on the later of (i) the date such financial statements are filed and made available and (ii) the date falling 60 days after the end of the relevant financial quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Blue Group Holding AG
(Registrant)

Date:	February 5, 2021	By:	/s/ JACQUES STERN
			Name:	Jacques Stern
			Title:	CEO